UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   o           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1.  Press Release dated February 26, 2020: Safe Bulkers, Inc. Reports Fourth Quarter and Twelve Months 2019 Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2020

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Reports Fourth Quarter and Twelve Months 2019 Results

Monaco – February 26, 2020 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three and twelve months period ended December 31, 2019.

Financial highlights

In million U.S. Dollars except per share data	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Twelve Months 2019	Twelve Months 2018
Net Revenues	53.2	50.7	45.5	48.3	52.6	197.8	193.2
Net income	3.6	5.2	1.8	5.4	9.5	16.0	27.7
Adjusted Net income [1]	3.5	5.9	1.7	5.7	9.8	16.7	28.4
EBITDA[2]	23.1	24.5	21.2	24.6	28.9	93.5	102.3
Adjusted EBITDA [2]	23.1	25.1	21.0	24.9	29.1	94.1	103.1
Earnings/(loss) per share basic and diluted [3]	0.01	0.02	(0.01)	0.03	0.07	0.04	0.16
Adjusted earnings/(loss) per share basic and diluted [3]	0.01	0.03	(0.01)	0.03	0.07	0.05	0.17

Average Daily results in U.S. Dollars
Time charter equivalent rate [4]	13,707	13,311	11,970	12,280	13,875	12,805	13,102
Daily vessel operating expenses [5]	5,103	4,448	4,615	4,153	4,353	4,582	4,360
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses [6]	4,540	4,053	4,283	4,150	4,109	4,257	4,141
Daily general and administrative expenses [7]	1,414	1,363	1,366	1,374	1,384	1,379	1,321

In million U.S. Dollars
Total Cash [8]	120.1	87.0	90.2	82.9	92.5
Liquidity [9]	178.0	87.0	90.2	82.9	92.5
Total Debt [10]	601.0	563.8	568.5	563.5	574.7

1 Adjusted Net income is a non-GAAP measure. Adjusted Net income represents Net income before gain/(loss) on derivatives, early redelivery cost, loss on inventory valuation and gain/(loss) on foreign currency. See Table 5.

2 EBITDA is a non-GAAP measure and represents Net income plus net interest expense, tax, depreciation and amortization. See Table 5. Adjusted EBITDA is a non-GAAP measure and represents EBITDA before gain/(loss) on derivatives, early redelivery cost, loss on inventory valuation and, gain/(loss) on foreign currency. See Table 5.

3 Earnings per share and Adjusted Earnings per share represent Net Income and Adjusted Net income less preferred dividend and mezzanine equity measurement divided by the weighted average number of shares respectively. See Table 5.

4 Time charter equivalent rate, or TCE rate, represents charter revenues less commissions and voyage expenses divided by the number of available days. See Table 6.

5 Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. See Table 6.

6 Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. See Table 6.

7 Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. See Table 6.

8 Total Cash represents Cash and cash equivalents plus Time deposits and Restricted cash.

9 Liquidity represents Total Cash plus contracted undrawn borrowing capacity under revolving credit facilities and secured commitments.

10 Total Debt represents Long-term debt plus Current portion of long-term debt, net of deferred financing costs.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: “We closed 2019 profitably, having retrofitted scrubbers on 15 out of 20 vessels in total, noting commercial and operational benefits. We have refinanced a large portion of our debt increasing our liquidity to over $170 million, positioned ahead of uncertainties and opportunities that markets may offer. During the first quarter of 2020 the charter market has shown weakness due to seasonality, intensified by the Novel Coronavirus outbreak, the full impact of which is not yet known. Our management is closely monitoring the evolving situation, having rescheduled the remaining five scrubber installations for the second quarter of 2020.”

Common stock Issuance and Repurchase program

In November 2019, the Company issued to an unaffiliated third party 3,963,964 shares of common stock to pay the second instalment of $6.6 million, as part of the purchase price of its Post-Panamax class vessel on order.

During the fourth quarter of 2019, the Company repurchased and cancelled 1,000,935 shares of its common stock.  As of February 21, 2020, the Company as part of an on going repurchase program, has repurchased an additional 844,871 shares of common stock of which 834,136 have been cancelled.

As of February 21, 2020, the Company had 103,434,531 shares of common stock issued and outstanding.

Chartering our fleet

Our vessels are used to transport bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes. We intend to employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions, with some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with relatively stable cash flow and high utilization rates, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions.

Our contracted employment profile is presented below in Table 1. The Company during the last quarter of 2019 has opted to maintain the majority of its fleet in the spot charter market.

Table 1: Contracted employment profile of fleet ownership days as of February 21, 2020

2020 (remaining)	26%
2020 (full year)	37%
2021	7%
2022	5%

Detailed employment profile is presented in Table 7. Scrubber benefit for scrubber fitted vessels is calculated on the basis of fuel consumption of heavy fuel oil and price differential between heavy fuel oil and compliant fuel cost for the specific voyage and is either presented as part of the daily charter hire in Table 7, or in cases where it can not be defined is not part of the stated daily charter hire.

Liquidity

As of December 31, 2019, we had liquidity of $178.0 million consisting of $106.4 million in cash and bank time deposits, $13.7 million in restricted cash, $11.5 million available under the sale and lease back transactions after the repayment of the relevant loans, $20.0 million available under the unsecured revolving credit facility and $26.4 million secured under a commitment from a bank for the post-delivery financing of a newbuild Post-Panamax class vessel.

As of February 21, 2020, we had liquidity of $174.4 million consisting of $113.8 million in cash and bank time deposits, $14.2 million in restricted cash, $20.0 million available under the unsecured revolving credit facility and $26.4 million secured under a commitment from a bank for the post-delivery financing of a newbuild Post-Panamax class vessel.

Leverage, refinancing actions and repayment profile

As of December 31, 2019, our consolidated debt before deferred financing costs was $605.8 million and consolidated leverage11, was 60% versus 56% as of December 31, 2018. In December, the Company entered into sale and leaseback agreements with respect to eight vessels with financial covenants in line with the existing loan and credit facilities of the Company. The proceeds from the sale and leaseback financing transactions, which amounted to $158.3 million, were used to refinance loan facilities of $105.2 million with terms expiring between 2023 and 2025, and for general corporate purposes, resulting in additional liquidity of $53.1 million. Under these arrangements, two vessels were leased back, under bareboat charter agreements, for a period of six years and six vessels were leased back under bareboat charter agreements, for a period of up to eight years. Four of such arrangements contemplate a purchase obligation at the end of the bareboat charter period and purchase options commencing three years following commencement of the bareboat charter period, and the remaining four arrangements contemplate a purchase option five years and nine months following commencement of the bareboat charter period, all at predetermined purchase prices. The Company has recorded these transactions as financing transactions.

The repayment schedule of the Company on a pro-forma basis taking into account the sale and lease back transactions which were completed in January 2020, compared to the repayment schedule as of December 31, 2019, is presented below in Table 2.

Table 2: Repayment Schedule as of December 31, 2019, on an annual basis

(in USD millions)

	2020	2021	2022	2023	2024	2025	2026	2027	TOTAL
Repayment schedule as of December 31, 2019	65.5	90.7	89.1	77.5	189.9	61.1	5.4	26.6	605.8
Pro-forma repayment schedule after refinancing	64.8	91.7	90.3	78.7	185.7	65.1	14.4	26.6	617.3

11 Consolidated leverage is a non-GAAP measure and represents total consolidated liabilities divided by total consolidated assets. Total consolidated assets are based on the market value of all vessels, owned or leased on a finance lease taking into account their employment, and the book value of all other assets. This measure assists our management and investors by increasing the comparability of our leverage from period to period.

Order book

As of February 21, 2020, the remaining order book of the Company consisted of one Post-Panamax class vessel with scheduled delivery date in the second quarter of 2020.

Capital expenditure and financing requirements related to order book

As of February 21, 2020, the aggregate remaining capital expenditure in relation to the order book was $20.2 million, all payable within 2020, on delivery of the vessel. The Company has the option to pay up to $3.3 million of this remaining capital expenditure through the issuance of the Company’s common stock.  In addition, the Company has secured $26.4 million under a commitment from a bank for the post-delivery financing of the vessel.

Environmental Social Responsibility - Environmental investments

In the context of our Environmental Social Responsibility policies the Company is undertaking environmental investments mainly in scrubbers and ballast water treatment systems, the progress of which is presented below in Table 3. Our environmental investments as of December 31, 2019, were $51.9 million. The Company has postponed for the second quarter of 2020 the scheduled BWTS and Scrubber installations due to corona-virus outbreak affecting shipyards’ operations.

Table 3: Environmental investments schedule

	Completed installations until February 26, 2020	Expected installations in Q1 2020	Expected installations in Q2 2020
BWTS	20	0	8
Scrubbers	15*	0	5

* MV Martine, MV Venus Horizon, MV Venus History, MV Andreas K, MV Pedhoulas Cherry, MV Eleni, MV Venus Heritage, MV Pedhoulas Farmer, MV Panayiota K, MV Sophia, MV Marina, MV Pedhoulas Rose, MV Pedhoulas Fighter, MV Pedhoulas Builder, MV Agios Spyridonas.

Down time in relation to Dry docking and equipment retrofits

The estimated downtime in relation to dry dockings and equipment retrofits including scrubbers and ballast water treatment system in 2020 is presented below in Table 4.

Table 4: Estimated Downtime in relation to Dry dockings and equipment retrofits

	Down time in days**
	Q1 2020	Q2 2020
Number of vessels	3	8
Total down time	82	265

** Down time includes scheduled dry-docking or special surveys to be performed concurrently with scrubber installation where applicable.

Bunker fuel contracts

The Company enters, from time to time, into bunker fuel contracts, with the objective of reducing the risk arising from changes in the price differential between very low sulphur fuel oil and high sulphur fuel oil.

Dividend Policy

The Company has not declared a dividend on the Company’s common stock for the fourth quarter of 2019.

The Company declared a cash dividend of $0.50 per share on each of its 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.C) and 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.D) for the period from October 31, 2019 to January 29, 2020, which was paid on January 30, 2020 to the respective shareholders of record as of January 23, 2020.

A Company’s subsidiary declares a cash dividend on a quarterly basis on each of such subsidiary’s 2.95% Series A Cumulative Redeemable Perpetual Preferred Shares (‘Series A shares’) to the respective shareholders of record, presented under the caption “Mezzanine Equity” in the condensed consolidated balance sheets. The aggregate cash dividend declared for the Series A shares for the period from October 1, 2019 to December 31, 2019, which was paid on January 6, 2020, was $0.1 million. The aggregate cash dividend declared for the Series A shares for the period from January 1, 2020 to March 31, 2020, payable on March 31, 2020, is $0.1 million.

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions.

Conference Call

On Thursday, February 27, 2020 at 8:30 A.M. Eastern Time, the Company’s management team will host a conference call to discuss the Company’s financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote Safe Bulkers to the operator.

A telephonic replay of the conference call will be available until March 6, 2020 by dialing 1 (866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Fourth Quarter 2019 Results

Net income for the fourth quarter of 2019 amounted to $3.6 million compared to $9.5 million during the same period in 2018, mainly due to the following factors:

Net revenues: Net revenues increased by 1% to $53.2 million for the fourth quarter of 2019, compared to $52.6 million for the same period in 2018 in a weak chartering market during the last quarter of 2019, when charter hires were gradually declining but additional revenues reflecting increased ballast bonus compensation were realized.

Vessel operating expenses: Vessel operating expenses increased by 17% to $19.2 million for the fourth quarter of 2019 compared to $16.4 million for the same period in 2018, mainly as a result of: i) dry docking expense of $2.1 million related to five dry dockings fully completed and one dry-docking partially completed during the fourth quarter of 2019, compared to $0.9 million related to three dry-dockings fully completed and one dry-docking partially completed during for the same period of 2018, ii) spares of $2.5 million for the fourth quarter of 2019, compared to $1.8 million for the same period in 2018 and iii) repairs and maintenance of $1.5 million for the fourth quarter of 2019, compared to $1.2 million for the same period in 2018. The Company expenses dry-docking and pre-delivery costs as incurred, which costs may vary from period to period.  Excluding dry-docking and pre-delivery costs of $2.1 and $0.9 million for the fourth quarter of 2019 and 2018 respectively, vessel operating expenses increased by 10% to $17.1 million for the fourth quarter of 2019, compared to $15.5 million for the same period in 2018 due to completed and forthcoming dry-dockings affecting costs of spares and repairs and maintenance as above. Dry-docking expense is related to the number of dry-dockings in each period and pre-delivery expenses to the number of vessel deliveries and second hand acquisitions in each period. Certain other shipping companies may defer and amortize dry-docking expense and many do not include dry-docking expenses within vessel operating expenses costs and present these separately.

Depreciation: Depreciation increased by 3% to $12.9 million for the fourth quarter of 2019, compared to $12.5 million for the same period in 2018, as a result of the commencement of depreciation of additional environmental investments that were completed following the fourth quarter of 2018.

Interest expense: Interest expense decreased to $6.2 million in the fourth quarter of 2019 compared to $6.7 million for the same period in 2018, as a result of the decreased USD LIBOR12 affecting the weighted average interest rate of our loans and credit facilities.

Voyage expenses: Voyage expenses increased to $5.1 million for the fourth quarter of 2019 compared to $1.5 million for the same period in 2018, as a result of increased vessel repositioning expenses and decreased prices of fuel sold on delivery.

Daily vessel operating expenses13: Daily vessel operating expenses, calculated by dividing vessel operating expenses by the ownership days of the relevant period, increased by 17% to $5,103 for the fourth quarter of 2019 compared to $4,353 for the same period in 2018. Daily vessel operating expenses excluding dry-docking and pre-delivery expenses increased by 10% to $4,540 for the fourth quarter of 2019 compared to $4,109 for the same period in 2018.

Daily general and administrative expenses13: Daily general and administrative expenses, which include daily management fees payable to our Managers14 and daily company administration expenses , increased by 2% to $1,414 for the fourth quarter of 2019, compared to $1,384 for the same period in 2018, mainly due to increased administration expenses partly offset by the reduction of the management fees due to the weakening in the exchange rate of Euro versus United States Dollar.

12 London interbank offered rate.

13 See Table 6.

14 Safety Management Overseas S.A. and Safe Bulkers Management Limited, each of which is a related party that is referred to in this press release as “our Manager” and collectively “our Managers’’.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended December 31,		Twelve-Months Period Ended December 31,
	2018	2019	2018	2019
REVENUES:
Revenues	54,946	55,711	201,548	206,682
Commissions	(2,373)	(2,465)	(8,357)	(8,921)
Net revenues	52,573	53,246	193,191	197,761
EXPENSES:
Voyage expenses	(1,458)	(5,051)	(6,378)	(13,715)
Vessel operating expenses	(16,418)	(19,249)	(63,512)	(68,569)
Depreciation	(12,518)	(12,935)	(48,067)	(50,310)
General and administrative expenses	(5,221)	(5,332)	(19,242)	(20,639)
Loss on inventory valuation	—	(66)	—	(414)
Early redelivery cost	—	—	(105)	(63)
Operating income	16,958	10,613	55,887	44,051
OTHER (EXPENSE) / INCOME:
Interest expense	(6,680)	(6,174)	(25,713)	(26,815)
Other finance cost	(338)	(502)	(973)	(714)
Interest income	236	328	929	1,558
(Loss)/gain on derivatives	—	(121)	18	(121)
Foreign currency (loss)/gain	(213)	219	(670)	(76)
Amortization and write-off of deferred finance charges	(426)	(809)	(1,794)	(1,845)
Net income	9,537	3,554	27,684	16,038
Less Preferred dividend	2,873	2,878	11,384	11,498
(Less)/plus Mezzanine equity measurement	—	(104)	—	199
Net income available to common shareholders	6,664	780	16,300	4,341
Earnings per share basic and diluted	0.07	0.01	0.16	0.04
Weighted average number of shares	102,100,829	102,631,267	101,604,339	101,686,312

	Twelve-Months Period Ended December 31,
	2018	2019
(In millions of U.S. Dollars)
CASH FLOW DATA
Net cash provided by operating activities	85.4	58.3
Net cash used in investing activities	(63.7)	(36.8)
Net cash (used in)/provided by financing activities	(15.6)	8.5
Net increase in cash and cash equivalents	6.1	30.0

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of U.S. Dollars)

	December 31, 2018	December 31, 2019
ASSETS
Cash, time deposits, and restricted cash	82,084	106,378
Other current assets	19,178	29,611
Vessels, net	955,291	944,706
Advances for vessels	8,596	19,294
Restricted cash non-current	10,401	13,701
Other non-current assets	649	953
Total assets	1,076,199	1,114,643
LIABILITIES AND EQUITY
Current portion of long-term debt	36,185	64,054
Other current liabilities	18,421	22,730
Long-term debt, net of current portion	538,508	536,995
Other non-current liabilities	253	922
Mezzanine equity	16,998	17,200
Shareholders’ equity	465,834	472,742
Total liabilities and equity	1,076,199	1,114,643

TABLE 5

RECONCILIATION OF ADJUSTED NET INCOME, EBITDA, ADJUSTED EBITDA AND ADJUSTED EARNINGS PER SHARE

	Three-Months Period Ended December 31,		Twelve-Months Period Ended December 31,
(In thousands of U.S. Dollars except for share and per share data)	2018	2019	2018	2019
Net Income - Adjusted Net Income
Net Income	9,537	3,554	27,684	16,038
Plus Loss/(gain)on derivatives	—	121	(18)	121
Plus Foreign currency loss/(gain)	213	(219)	670	76
Plus Early redelivery cost	—	—	105	63
Plus Loss on inventory valuation	~~—~~ 	66	~~—~~ 	414
Adjusted Net income	9,750	3,522	28,441	16,712
EBITDA - Adjusted EBITDA
Net income	9,537	3,554	27,684	16,038
Plus Net Interest expense	6,444	5,846	24,784	25,257
Plus Depreciation	12,518	12,935	48,067	50,310
Plus Amortization	426	809	1,794	1,845
EBITDA	28,925	23,144	102,329	93,450
Plus Early Redelivery cost	—	—	105	63
Plus Loss on inventory valuation	~~—~~ 	66	~~—~~ 	414
Plus Loss/(gain)on derivatives	—	121	(18)	121
Plus Foreign currency loss/(gain)	213	(219)	670	76
ADJUSTED EBITDA	29,138	23,112	103,086	94,124
Earnings per share
Net income	9,537	3,554	27,684	16,038
Less Preferred dividend	2,873	2,878	11,384	11,498
(Less)/plus Mezzanine equity measurement	—	(104)	—	199
Net income available to common shareholders	6,664	780	16,300	4,341
Weighted average number of shares	102,100,829	102,631,267	101,604,339	101,686,312
Earnings per share	0.07	0.01	0.16	0.04
Adjusted Net Income - Adjusted Earnings per share
Adjusted Net Income	9,750	3,522	28,441	16,712
Less Preferred dividend	2,873	2,878	11,384	11,498
(Less)/plus Mezzanine measurement	—	(104)	—	199
Adjusted Net income available to common shareholders	6,877	748	17,057	5,015
Weighted average number of shares	102,100,829	102,631,267	101,604,339	101,686,312
Adjusted Earnings per share	0.07	0.01	0.17	0.05

-

EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are not recognized measurements under US GAAP.

-

EBITDA represents Net income before interest, income tax expense, depreciation and amortization.

-

Adjusted EBITDA represents EBITDA before loss on sale of assets, gain/(loss) on derivatives, early redelivery cost, loss on inventory valuation and gain/(loss) on foreign currency.

-

Adjusted Net income represents Net income before loss on sale of assets, gain/(loss) on derivatives, early redelivery cost, loss on inventory valuation and gain/(loss) on foreign currency.

-

Adjusted earnings per share represents Adjusted Net income less preferred dividend and (less)/plus mezzanine equity measurement divided by the weighted average number of shares.

-

EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Company believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Company believes that including these supplemental financial measures assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our financial and operational performance in assessing whether to continue investing in us. The Company believes that EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are useful in evaluating the Company’s operating performance from period to period because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, the calculation of Adjusted EBITDA generally further eliminates the effects from gain/(loss) on derivatives, early redelivery cost, loss on inventory valuation and gain/(loss) on foreign currency, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. Furthermore, the calculation of Adjusted Net income generally eliminates the effects of gain/(loss) on derivatives, early redelivery cost, loss on inventory valuation and gain/(loss) on foreign currency, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA, Adjusted EBITDA, Adjusted Net income should not be considered as substitutes for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA and Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share, are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. In evaluating Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share should not be construed as an inference that our future results will be unaffected by the excluded items.

TABLE 6: FLEET DATA AND AVERAGE DAILY INDICATORS

	Three-Months Period Ended December 31,		Twelve-Months Period Ended December 31,
	2018	2019	2018	2019
FLEET DATA
Number of vessels at period’s end	41	41	41	41
Average age of fleet (in years)	8.33	9.33	8.33	9.33
Ownership days (1)	3,772	3,772	14,568	14,965
Available days (2)	3,684	3,516	14,258	14,373
Operating days (3)	3,642	3,407	14,075	14,012
Fleet utilization on ownership days (4)	96.6%	90.3%	96.6%	93.6%
Fleet utilization on available days (5)	98.9%	96.9%	98.7%	97.5%
Average number of vessels in the period (6)	41.00	41.00	39.91	41.00
AVERAGE DAILY RESULTS
Time charter equivalent rate (7)	$13,875	$13,707	$13,102	$12,805
Daily vessel operating expenses (8)	$4,353	$5,103	$4,360	$4,582
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses (9)	$4,109	$4,540	$4,141	$4,257
Daily general and administrative expenses (10)	$1,384	$1,414	$1,321	$1,379
TIME CHARTER EQUIVALENT RATE RECONCILIATION
(In thousands of U.S. Dollars except for available days and Time charter equivalent rate)
Revenues	$54,946	$55,711	$201,548	$206,682
Less commissions	(2,373)	(2,465)	(8,357)	(8,921)
Less voyage expenses	(1,458)	(5,051)	(6,378)	(13,715)
Time charter equivalent revenue	$51,115	$48,195	$186,813	$184,046
Available days (2)	3,684	3,516	14,258	14,373
Time charter equivalent rate (7)	$13,875	$13,707	$13,102	$12,805

_____________

(1)

Ownership days represents the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days represents the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, dry dockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represents the number of our available days in a period less the aggregate number of days that our vessels are offhire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization on ownership days is calculated by dividing the number of operating days by the number of ownership days for the relevant period, representing a shipping industry performance measure. This measure demonstrates the percentage of time in the relevant period our vessels generate revenue.

(5)

Fleet utilization on available days is calculated by dividing the number of operating days by the number of available days during the same period representing a shipping industry performance measure used to measure the ability of the Company to find suitable employment for its vessels and minimize the off- hire days for reasons other than scheduled maintenance, repairs, dry-dockings, vessel upgrades and special or intermediate surveys.

(6)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(7)

Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and spot time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and spot time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates.

(8)

Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. Vessel operating expenses include crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance including dry-docking, statutory and classification expenses and other miscellaneous items.

(9)

Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. Dry-docking expenses include costs of shipyard, paints and agent expenses and pre-delivery expenses include initially supplied spare parts, stores, provisions and other miscellaneous items provided to a newbuild or second hand acquisition prior to their operation.

(10)

Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. Daily general and administrative expenses include daily management fees payable to our Managers and daily company administration expenses.

                              Table 7: Detailed fleet and employment profile as of February 21, 2020

Vessel Name	DWT	Year Built	Country of construction	Daily Gross Charter Rate[1]	Charter Duration[2]
Panamax
Maria	76,000	2003	Japan	$9,349	February 2020	December 2020
Koulitsa	76,900	2003	Japan	$5,473	December 2019	April 2020
Paraskevi [6]	74,300	2003	Japan	Dry docking
Vassos	76,000	2004	Japan	$12,900	September 2019	March 2020
Katerina	76,000	2004	Japan	$8,051	February 2020	November 2020
Maritsa	76,000	2005	Japan	$9,436	February 2020	November 2020
Efrossini	75,000	2012	Japan	$5,634	January 2020	April 2020
Zoe [9]	75,000	2013	Japan	$7,791	January 2020	April 2020
Kypros Land [9]	77,100	2014	Japan	$4,670	January 2020	March 2020
Kypros Sea	77,100	2014	Japan	$13,850	May 2019	March 2020
Kypros Bravery	78,000	2015	Japan	$10,679	November 2019	February 2020
Kypros Sky [7]	77,100	2015	Japan	$9,048	January 2020	March 2020
Kypros Loyalty	78,000	2015	Japan	$6,007	February 2020	April 2020
Kypros Spirit [7]	78,000	2016	Japan	$4,044	January 2020	April 2020
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	$7,000	February 2020	March 2020
Pedhoulas Trader	82,300	2006	Japan	$12,000	May 2019	March 2020
Pedhoulas Leader	82,300	2007	Japan	$6,618	February 2020	April 2020
Pedhoulas Commander	83,700	2008	Japan	$10,850	April 2019	March 2020
Pedhoulas Builder	81,600	2012	China	$8,862[11]	February 2020	May 2020
Pedhoulas Fighter	81,600	2012	China	$9,224[11]	January 2020	April 2020
Pedhoulas Farmer [3]	81,600	2012	China	$10,314[11]	December 2019	February 2020
Pedhoulas Cherry	82,000	2015	China	$10,823[11]	January 2020	April 2020
Pedhoulas Rose [3]	82,000	2017	China	$6,250[11]	January 2020	February 2020
Pedhoulas Cedrus	81,800	2018	Japan	$8,042	February 2020	April 2020
Post-Panamax
Marina	87,000	2006	Japan	$6,330[11]	February 2020	March 2020
Xenia	87,000	2006	Japan	$1,173[12]	January 2020	February 2020
Sophia	87,000	2007	Japan	$8,751[10]	February 2020	March 2020
Eleni	87,000	2008	Japan	$9,946[10]	January 2020	April 2020
Martine	87,000	2009	Japan	$10,400[11]	February 2020	March 2020
Andreas K	92,000	2009	South Korea	$7,250[11]	February 2020	April 2020
Panayiota K [8]	92,000	2010	South Korea	$8,435[11]	February 2020	March 2020
Agios Spyridonas [8]	92,000	2010	South Korea	$6,065[11]	February 2020	April 2020
Venus Heritage [9]	95,800	2010	Japan	$5,835[11]	January 2020	March 2020
Venus History [9]	95,800	2011	Japan	$6,607[11]	February 2020	April 2020
Venus Horizon	95,800	2012	Japan	$6,437[11]	February 2020	March 2020
Troodos Sun	85,000	2016	Japan	$4,986	January 2020	February 2020
Troodos Air	85,000	2016	Japan	$6,354	February 2020	March 2020
Capesize
Mount Troodos	181,400	2009	Japan	$18,000	July 2019	February 2020
Kanaris	178,100	2010	China	$26,562[4]	September 2011	June 2031
Pelopidas	176,000	2011	China	$38,000	January 2012	January 2022
Lake Despina	181,400	2014	Japan	$24,376 [5]	January 2014	January 2024
Dwt of existing fleet	3,777,000
Orderbook
TBN	85,000	1H 2020	Japan

1.

Charter rate is the recognized gross daily charter rate. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In case a charter agreement provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses. In case of voyage charters the charter rate represents revenue recognized on a pro-rata basis over the duration of the voyage from load to discharge port less related voyage expenses.

2.

The start date represents either the actual start date or, in the case of a contracted charter that had not commenced as of February 21, 2020, the scheduled start date. The actual start date and redelivery date may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.

3.

MV Pedhoulas Farmer and MV Pedhoulas Rose were sold and leased back, in 2015 and 2017, respectively, on a bareboat charter basis for a period of 10 years, with a purchase obligation at the end of the bareboat charter period and purchase options in favour of the Company after the second year of the bareboat charter, at annual intervals and predetermined purchase prices.

4.

Charterer agreed to reimburse us for a fixed amount for the cost of the scrubber and BWTS to be installed on the vessel, which is recorded by increasing the recognised daily charter rate by $634 over the remaining tenor of the time charter party.

5.

A period time charter of ten years at a gross daily charter rate of $23,100 for the first two and a half years and of $24,810 for the remaining period. In January 2017, the period time charter was amended to reflect substitution of the initial charterer with its subsidiary guaranteed by the initial charterer and changes in payment terms; all other charter terms remained unchanged. The charter agreement grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the charter, at a price of $39 million less a 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year. The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party. The charter agreement also grants the charterer the option to extend the period time charter for an additional twelve months at a time at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times.

6.

Vessel in dry-docking.

7.

MV Kypros Sky and MV Kypros Spirit were sold and leased back in December 2019 on a bareboat charter basis for a period of eight years, with purchase options in favour of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

8.

MV Panayiota K and MV Agios Spyridonas were sold and leased back in January 2020 on a bareboat charter basis for a period of six years, with purchase options in favour of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

9.

MV Zoe, MV Kypros Land, MV Venus Heritage and MV Venus History were sold and leased back in November 2019, respectively, on a bareboat charter basis, one for a period of seven and a half years and three for a period of eight years, with a purchase option in favour of the Company five years and nine months following the commencement of the bareboat charter period at a predetermined purchase price.

10.

Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is included on the daily gross charter rate presented.

11.

Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is not included on the daily gross charter rate presented.

12.

Voyage related to repositioning close to the shipyard where the vessel would undertake dry docking.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1934, as amended, and in Section 21E of the Securities Act of 1933, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President

Safe Bulkers, Inc.

Tel.: +30 21 11888400

+357 25 887200

E-Mail:directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail:safebulkers@capitallink.com